Exhibit 99.1

WISeKey Reports Audited Full Year 2025 Financial Results

Schedules Conference Call for Monday, May 4 at 9:00am EDT

•	Audited FY 2025 revenue of $19.3 million, representing 62% growth year-over-year
•	Subsidiary SEALSQ reported 66% year-over-year revenue growth
•	Reaffirms FY 2026 guidance with revenue expected to grow between 50%-100% year-over-year; Q1 2026 unaudited revenue of $4.2 million
•	Strong cash and short-term investments of over $535 million as of April 30, 2026, well positions the WISeKey Group to execute growth strategy
•	Commercial pipeline exceeding $200 million for 2026–2029 for SEALSQ alone, including over $60 million linked to QS7001 and QVault TPM programs

Geneva, Switzerland - April 30, 2026 - Ad hoc announcement pursuant to Art. 53 LR - WISeKey International Holding Ltd (“WISeKey” or “WISeKey Group”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company, today reported its audited financial results for the fourth quarter (“Q4 2025”) and full year (“FY 2025”) ended December 31, 2025.

These results include audited figures from its subsidiary SEALSQ Corp (“SEALSQ”) (NASDAQ: LAES), which focuses on semiconductors, PKI, and post-quantum technology hardware and software products. WISeKey holds 52% of the voting rights in SEALSQ, enabling full consolidation of SEALSQ’s revenue, cash, pipeline, and balance sheet into the WISeKey financial statements.

FY 2025 Key Financial Highlights

Metric	2025	2024	Change
Revenue	$19.3M	$11.9M	+62%
Net loss	$38.2M	$31.9M	+20%
Q4 Revenue	$8M	$4M	+100%
Cash on Hand (Dec 31)	$429M	$91M	+371%
Strategic Investments Deployed*	$23M+	—	New in 2025
QS7001 / QVault Pipeline**	$60M+	~$11M	+426%
SEALSQ Commercial Pipeline (Dec 31)**	$200M+	$115M	+74%

*Excludes SEALSQ’s investment in WISeSat

** Pipeline reflects potential revenue opportunities with current and prospective customers from 2026 through 2029 and only includes SEALSQ. Pipeline figures are unaudited forward-looking estimates and are not guarantees of future revenue and reflects management estimates and are subject to conversion risks, customer validation and technical integration.

FY 2025 Key Financial and Operational Highlights

•	FY 2025 revenue reached $19.3 million, representing a 62% increase year-over-year, of which $8 million was generated in Q4 2025, as compared to $4 million in Q4 2024. SEALSQ, a subsidiary, generated revenue of $18.3 million for FY 2025. Revenue growth was driven by renewed demand across core semiconductor and PKI product lines and five months of revenue contribution from IC'ALPS SAS (“IC’ALPS”) following its acquisition by SEALSQ on August 4, 2025 (approximately $3.5 million). The 2025 numbers reflected the transitional period between the traditional product offerings and next-generation post-quantum semiconductor platforms, and included initial revenue from sampling the post-quantum technology products, with the transition expected to enter its commercialization phase with the first production revenues anticipated in the latter part of 2026.

•	FY 2025 net loss of $38.2 million. This has increased by 20% against the net loss in FY 2024 and includes a non-cash share-based compensation charge of $8.3 million, in addition to increased operating expenses due to the consolidation of IC’ALPS since August 2025, an increase in our research & development, and sales & marketing efforts designed to accelerate growth with the launch of the new post-quantum semiconductor product range. This is partially offset by a one-off credit upon settlement of the ExWorks loan and interest received on WISeKey’s cash deposits.

•	Ended the year with a strong balance sheet. As of December 31, 2025, WISeKey had $429 million in cash and short-term investments, providing one of the strongest liquidity positions in its sector, even after deploying $23 million during the past year toward strategic investments in companies such as WeCan Group (“WeCan”), IC’ALPS, and Quantix Edge Security.

•	WISeKey via SEALSQ raised approximately $125 million in March 2026. As of April 30, 2026, WISeKey had over $535 million in cash and short-term investments. This capital base enables the WISeKey Group to deploy its resources strategically in accelerated post-quantum R&D, manufacturing scale-up, strategic acquisitions and ecosystem investments and vertical integration in ASIC design and quantum infrastructure.

•	Active business pipeline estimated to total over $200 million as of March 31, 2026, reflecting potential revenue opportunities with both current and potential new customers from 2026 through 2029, including $60 million linked to QS7001 and QVault TPM programs. This pipeline highlights rising global demand for quantum-resistant security and sovereign semiconductor design and the continued evolution of our business development activities. These figures reflect management estimates and are subject to conversion risks, customer validation and technical integration.

Carlos Moreira, Founder & CEO of WISeKey, noted, “The 62% revenue growth achieved in 2025, and the strong start to 2026, clearly demonstrate the transition of our semiconductor and post-quantum strategy from investment to commercial acceleration. With strong liquidity, a rapidly expanding pipeline, and rising global demand for sovereign, quantum-resistant infrastructure, WISeKey is uniquely positioned to lead the next generation of secure digital ecosystems.”

SEALSQ Corp — Subsidiary Performance

SEALSQ delivered revenue growth of 66% year-over-year for FY 2025, driven by robust demand for its secure microcontroller and PKI product families and initial commercial contributions from its post-quantum semiconductor programs.

SEALSQ reinforces WISeKey’s long-term strategy to build a vertically integrated quantum-secure platform across two foundational layers:

—	Foundational Layer — Post-Quantum Silicon: Advanced cryptographic IP, secure elements, TPM architectures, and quantum-resistant chiplets including QS7001, QVault™ TPM, and QASIC™.
—	Computational Layer — Quantum Ecosystems: Strategic participation in companies developing quantum processors (EeroQ) and quantum-classical interface technologies (ColibriTD), extending trust from silicon identity to secure quantum access.

SEALSQ Quantum Strategic Investments and Vertical Integration

During 2025, SEALSQ deployed over $20 million into strategic investments aimed at strengthening its Quantum technology expertise and its vertical integration. The total approved allocation of capital resources started at $20 million in February 2025 and was increased in multiple steps to $200 million as of April 30, 2026. Each investment is structured as an active R&D and technology co-development partnership.

Portfolio Company	WISeKey / SEALSQ Ownership / Role	Investment Made	Country & Focus Area	R&D Contribution & Strategic Role
IC'ALPS	100% Acquired (SEALSQ)	~$14M	— France ASIC Design

•  Consolidated in August 2025.

•  Full acquisition added 100+ ASIC engineers.

•  Co-developing quantum-ready secure elements & custom silicon optimized for PQC algorithms (CRYSTALS-Kyber).

•  Anchors Grenoble Quantum Highway node.

Quantix Edge Security	Strategic Co-Investor (SEALSQ + WISeKey)	$4.2M deployed out of ~$12M committed (+ €20M govt)	Spain Sovereign PQC	• Europe's first sovereign PQC Semiconductor Personalization & Test Centre (OSPT) in Murcia, co-funded by Spain's SETT.ES program. • Direct R&D on quantum-resistant ASIC industrialization (QASIC™).
WeCan Group	28% Equity Stake (SEALSQ)	~$4.0M	Switzerland Blockchain KYC	• Integrates PQC-secured blockchain digital identity & KYC into financial/enterprise systems. • WeCan's solutions interface with SEALSQ hardware via quantum-resistant cryptographic keys.
EeroQ	Strategic Investor (SEALSQ)	Two rounds (Dec 2025 + Feb 2026)	USA Quantum Hardware

•  Pioneering electrons-on-helium (eHe) quantum computer architecture.

•  CMOS-compatible fabrication aligns with SEALSQ's chip processes.

•  Joint quantum security stack demonstration planned at SEALSQ's Geneva Quantum Centre of Excellence.

•  Anchors "Quantum Made in USA" strategy.

ColibriTD	Strategic Partner (SEALSQ)	$100K (Initial stake)	France Quantum Solvers

•  Quantum computing solvers for industrial applications.

•  6-month active R&D roadmap with SEALSQ & Xdigit targeting sub-7nm wafer yield improvement from 50% to 80%.

•  Directly reduces SEALSQ chip manufacturing costs.

$200M TOTAL CAPACITY		~$23.2M deployed to date (excl. SEALSQ’s investment in WISeSat.Space)

FY 2026 Outlook & Commercial Momentum

WISeKey’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward Looking Statements” below.

SEALSQ has now entered its commercial acceleration phase. Its pipeline of over $200 million (as at March 31, 2026) in potential revenue opportunities from 2026 through 2029, includes more than $60 million linked to QS7001 and QVault TPM programs, reflecting rising global demand for quantum-resistant security and sovereign semiconductor design solutions.

WISeKey’s recognized revenue of $4.2 million in Q1 2026, representing over 200% growth versus Q1 2025. WISeKey also confirms that it expects FY 2026 revenue growth of +50% to +100% year-over-year, mainly driven by the anticipated growth in SEALSQ.

Key Revenue Drivers for 2026

—	QS7001 & QVault™ TPM: Commercial rollout of post-quantum secure chips; initial revenues expected late 2026 following EAL 5+ certification.
—	IC’ALPS Full Consolidation: Full-year contribution from the ASIC design subsidiary acquired August 2025.
—	TPM Market Expansion: Anticipated entry into the Trusted Platform Module market leveraging QVault™ TPM.
—	QASIC™ Programs: Launch of custom post-quantum ASIC development engagements.
—	Regulatory Tailwinds: U.S. NSA CNSA 2.0 mandates (requiring CNSA 2.0 compliance for new National Security System acquisitions by January 1, 2027) and NIST PQC Standards (finalized August 2024) driving enterprise and government adoption.
—	Recurring Revenue Growth: Continued expansion of PKI subscription services and OSPT personalization revenues.
—	Quantix Edge Security: Initial revenues from the sovereign semiconductor personalization center in Spain.

WISeSat.Space: Definitive Business Combination Agreement Targeting a Listing on the Nasdaq

On November 10, 2025, WISeKey and Columbus Acquisition Corp. (NASDAQ: COLA), a Cayman Islands special purpose acquisition company, announced the execution of a Definitive Business Combination Agreement. The transaction is expected to result in the public listing of WISeKey’s satellite subsidiary on the Nasdaq Stock Exchange under the name WISeSat.Space Holdings Corp.

—	Transaction Structure: WISeKey and SEALSQ together will receive 25.0 million shares in the newly combined entity at $10 per share, representing $250 million in equity of WISeSat.Space Holdings Corp., while retaining majority ownership.
—	Expected Closing: The transaction is anticipated to close in the second half of 2026, enabling WISeSat.Space AG (“WISeSat”) to operate as an independently listed Nasdaq company.
—	Constellation Scale: WISeSat and its partners have launched 21 satellites to orbit, with 14 currently operational in Low Earth Orbit; the program targets an up to 100-satellite constellation.

—	Quantum-Secure Infrastructure: WISeSat satellites are equipped with SEALSQ’s post-quantum cryptographic chips, WISeKey’s Root of Trust, WISeID identity management, and Hedera distributed ledger technology, enabling quantum-resilient IoT connectivity for logistics, agriculture, energy, and defense.

Furthermore, as previously announced, the anticipated completion of WISeSat’s Business Combination Agreement and subsequent listing on the Nasdaq is expected to support SEALSQ’s Quantum Spatial Orbital Cloud (“QSOC”) initiative, under which WISeSat would operate as the space infrastructure platform. The QSOC initiative plans to deploy up to a 100-satellite constellation delivering quantum key distribution (QKD), quantum random number generation (QRNG), and post-quantum identity services as a subscription offering to enterprises and governments worldwide, with satellites deploying incrementally from 2026 through Full Operational Capability (“FOC”) in 2033.

—	WISeSat: Constellation Owner & Operator: Designs, manufactures, launches, and operates the space segment including satellites, ground stations, and frequency licenses.
—	SEALSQ: Quantum Cloud Owner & Operator: Deploys its proprietary quantum technology stack and operates QSOC as a managed cloud platform. Customers contract directly with SEALSQ.
—	Full Operational Capability: FOC is targeted for 2033. At FOC, WISeSat is expected to operate a constellation providing dedicated QSOC capacity for SEALSQ, and SEALSQ is aiming to deliver a contractually guaranteed 99.9% uptime service-level agreement to its customers.

Mr. Moreira added, “The quantum threat to today’s encrypted infrastructure is mathematically certain and approaching rapidly. The QSOC is not a science project, it is the commercial orbital layer that will protect the financial system, critical infrastructure, and national security communications from the quantum computing era.”

2026 WISeKey Group Key Operational Milestones

—	QS7001 Certification: Fault injection and side-channel attack resistance confirmed passed (EAL 5+). NIST FIPS SP 800-90B entropy source validation completed. First production revenues on track for late 2026.
—	Satellite Launch: WISeSat successfully launched its 21st satellite to Low Earth Orbit via SpaceX.
—	Swiss Armed Forces Pilot Completion: Completion of the pilot between WISeSat and the Swiss Armed Forces’ Space Command covering satellite missions, payload integration, and secure communications testing.
—	SEALCOIN Spacedrop: SEALCOIN AG launched ‘Spacedrop’, an early-access onboarding initiative backed by The Hashgraph Association / Hedera network.
—	HQ Relocation: SEALSQ and WISeKey will move to Pont-Rouge, Lancy in the second half of 2026, establishing the Geneva Quantum Center of Excellence.

2026 Key Partnerships

—	Lattice Semiconductor: Unified TPM-FPGA architecture combining QS7001 and QVault TPM with Lattice FPGA solutions. Live proof-of-concept at Embedded World 2026.
—	WeCan / WISeID Integration: WeCan integrated WISeID digital identity into compliance solutions, advancing PQC-secured blockchain KYC capabilities.
—	PQC Ecosystem Deployment: Deployment of CRYSTALS-Kyber and CRYSTALS-Dilithium across hardware, blockchain, and satellite IoT in collaboration with WeCan, WISeSat, and WISeID.

—	Wi-SUN Alliance: SEALSQ announced support for Wi-SUN Alliance members with QS7001 chips and INeS PKI for quantum-resilient smart meter ecosystems at the Wi-SUN Open House 2026, in Tokyo.
—	Trusted Semiconductor Solutions Alliance: New U.S. go-to-market alliance with a Category 1A Trusted-accredited company serving U.S. defense and government agencies.
—	The Hashgraph Association / Hedera: Strategic funding and technical support underpinning SEALCOIN’s Hedera-based M2M transaction ecosystem.

WISeKey Ecosystem — Year of Convergence

2026 marks WISeKey’s “Year of Convergence” — five foundational technology pillars integrated into unified, interoperable platforms:

—	SEALSQ: develops post-quantum secure chips (QS7001™, QVault™ TPM), designed to generate ASIC design services revenue, hardware revenue, and recurring income through Outsourced Semiconductor Personalization and Test (OSPT) centers.
—	WISeSat: 21 satellites launched to date; a planned SPAC merger with Columbus Acquisition Corp. targeting Nasdaq listing as WISeSat.Space Holdings Corp. in the second half of 2026.
—	SEALCOIN: Chip-level machine-to-machine transactions secured by post-quantum cryptography and verifiable trusted identity on the Hedera network.
—	WISeID and INeS: Global PKI infrastructure supporting Matter Protocol, GSMA eUICC, enterprise authentication, and sovereign digital identity frameworks.
—	WISe.Art: Secure tokenization and digital asset authentication combining blockchain with hardware Root of Trust technologies.

Regulatory & Standards Environment

—	U.S. NSA CNSA 2.0: All new acquisitions for National Security Systems must be CNSA 2.0 compliant by January 1, 2027.
—	OMB Memorandum M-23-02: U.S. federal agencies required to identify and remediate quantum-vulnerable systems.
—	NIST PQC Standards (2024): FIPS 203 (ML-KEM/Kyber), FIPS 204 (ML-DSA/Dilithium), and FIPS 205 (SLH-DSA) finalized. SEALSQ products are designed to comply with these standards.

Filing of 2025 Annual Report on Form 20-F

WISeKey filed its Condensed Consolidated Financial Statements in the Form 20-F for the full year period ended December 31, 2025, with the U.S. Securities and Exchange Commission on April 30, 2026. The Form 20-F can be accessed by visiting the Company’s website at www.wisekey.com.

In addition, the Company's stockholders may receive a hard copy of the Form 20-F, which includes complete audited financial statements, free of charge by contacting its Investor Relations Representative at lcati@theequitygroup.com or +1 212 836-9611.

Conference Call

The Company will host a conference call to review its results on Monday, May 4, 2026, at 9:00 am EDT (3:00 pm CEST). To join, please use the following dial-in numbers:

•	Toll-Free Dial-In Number: 877-445-9755
•	International Dial-In Number: 201-493-6744

The webcast of the call can be accessed through the Investor Relations section of WISeKey’s website at www.wisekey.com. An archived version of the call will also be made available.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	12 months ended December 31,
USD'000, except earnings per share	2025	2024	2023
Net sales	19,289	11,875	30,918
Cost of sales	(9,545)	(7,104)	(15,754)
Depreciation of production assets	(506)	(478)	(420)
Gross profit	9,238	4,293	14,744

Other operating income	224	184	167
Research & development expenses	(14,883)	(7,026)	(4,398)
Selling & marketing expenses	(14,394)	(8,550)	(6,523)
General & administrative expenses	(27,879)	(16,324)	(17,290)
Total operating expenses	(56,932)	(31,716)	(28,044)
Operating loss	(47,694)	(27,423)	(13,300)

Non-operating income	13,423	1,629	2,374
Debt conversion expense	-	(32)	(562)
Interest and amortization of debt discount	(224)	(1,013)	(624)
Non-operating expenses	(3,716)	(2,018)	(3,107)
Loss before income tax expense	(38,211)	(28,857)	(15,219)

Income tax income / (expense)	163	(3,086)	(230)
Equity in earnings of unconsolidated entities	(106)	-	-

Net loss	(38,154)	(31,943)	(15,449)

Net loss attributable to noncontrolling interests	(32,082)	(18,497)	(89)
Net loss attributable to WISeKey International Holding Ltd	(6,072)	(13,446)	(15,360)

Earnings per Class A Share (USD)
Earnings per Class A Share
Basic	(0.91)	(0.92)	(0.50)
Diluted	(0.91)	(0.92)	(0.50)

Earning per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.15)	(0.39)	(0.51)
Diluted	(0.15)	(0.39)	(0.51)

Earnings per Class B Share (USD)
Earnings per Class B Share
Basic	(9.12)	(9.17)	(5.01)
Diluted	(9.12)	(9.17)	(5.01)

Earning per Class B Share attributable to WISeKey International Holding Ltd
Basic	(1.45)	(3.86)	(5.06)
Diluted	(1.45)	(3.86)	(5.06)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	377	287	(842)
Unrealized holding gains arising during period	25	0	0
Defined benefit pension plans:
Net loss arising during period	(72)	(1,206)	(1,151)
Other comprehensive (loss) / income	330	(919)	(1,993)
Comprehensive loss	(37,824)	(32,862)	(17,442)

Other comprehensive income / (loss) attributable to noncontrolling interests	54	(28)	(99)
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	276	(891)	(1,894)

Comprehensive loss attributable to noncontrolling interests	(32,028)	(18,525)	(188)
Comprehensive loss attributable to WISeKey International Holding Ltd	(5,796)	(14,337)	(17,254)

The notes are an integral part of our consolidated financial statements.

Consolidated Balance Sheets [as reported]

	As at December 31,	As at December 31,
USD'000	2025	2024
ASSETS
Current assets
Cash and cash equivalents	429,244	90,600
Restricted cash, current	4	-
Accounts receivable, net of allowance for credit losses	5,109	4,285
Notes receivable, current	-	13
Inventories	2,012	1,418
Prepaid expenses, current	2,445	1,364
Investment, current	10,032	-
Government assistance	4,579	2,247
Other current assets	2,353	573
Total current assets	455,778	100,500

Noncurrent assets
Notes receivable, noncurrent	31	32
Deferred tax credits	2,364	250
Property, plant and equipment, net of accumulated depreciation	3,804	3,275
Intangible assets, net of accumulated amortization	21,073	96
Operating lease right-of-use assets	6,366	1,502
Finance lease right-of-use assets	126	-
Goodwill	13,973	8,317
Available-for-sale debt securities, noncurrent	129	-
Equity securities, at cost	517	455
Investment in SAFE	1,000	-
Investment in unconsolidated affiliates	7,857	-
Prepaid expenses, noncurrent	1,114	-
Other noncurrent assets	455	261
Total noncurrent assets	58,809	14,188
TOTAL ASSETS	514,587	114,688

LIABILITIES
Current Liabilities
Accounts payable	19,207	13,496
Notes payable	748	5,900
Indebtedness to related parties, current	84	78
Convertible note payable, current	10	9
Deferred revenue, current	93	93
Current portion of obligations under operating lease liabilities	932	607
Current portion of obligations under finance lease liabilities	57	-
Income tax payable	3	2
Other current liabilities	14,132	1,135
Total current liabilities	35,266	21,320

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,047	102
Deferred revenue, noncurrent	13	21
Indebtedness to related parties, noncurrent	1,324	1,387
Operating lease liabilities, noncurrent	5,536	853
Finance lease liabilities, noncurrent	72	-
Deferred income tax liability	4,367	-
Employee benefit plan obligation	4,502	3,877
Other noncurrent liabilities	1,311	4
Total noncurrent liabilities	18,172	6,244
TOTAL LIABILITIES	53,438	27,564

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Class A	16	16
Par value - CHF 0.01 and CHF 0.01
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	440	359
Par value - CHF 0.10 and CHF 0.10
Authorized - 8,281,180 and 6,194,267
Issued – 4,080,546 and 3,365,560
Outstanding - 4,024,038 and 3,309,052
Share subscription in progress	-	1
Treasury stock, at cost (56,508 and 56,508 shares held)	(502)	(502)
Additional paid-in capital	343,015	316,431
Accumulated other comprehensive income / (loss)	3,426	3,150
Accumulated deficit	(300,479)	(294,407)
Total shareholders' equity attributable to WISeKey shareholders	45,916	25,048
Noncontrolling interests in consolidated subsidiaries	415,233	62,076
Total shareholders' equity	461,149	87,124
TOTAL LIABILITIES AND EQUITY	514,587	114,688

The notes are an integral part of our consolidated financial statements.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeKey International Holding Ltd and its business. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that could cause WISeKey’s actual results, financial condition, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: our ability to convert our pipeline into actual sales; the ability to realize WISeKey’s anticipated growth strategies and profitability; the development of post-quantum cryptography products and the potential market for such products; WISeKey’s plans for global customer base expansion; the expansion of the WISeSat project and the QSOC initiative; the timing and expected revenues from the commercial deployment of the QS7001 quantum-resistant semiconductor; the proposed business combination between WISeSat and Columbus Acquisition Corp.; the sufficiency of cash to meet liquidity needs; WISeKey’s ability to attract and retain customers; changes in economic conditions; market demand and semiconductor industry conditions; and the risks discussed in WISeKey’s filings with the SEC. WISeKey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management's current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com